Exhibit 99.50

April 28, 2020

British Columbia Securities Commission (as principal regulator) Alberta Securities Commission

Financial and Consumers Affairs Authority, Securities Division, Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches financiers

Nova Scotia Securities Commission

New Brunswick Financial and Consumer Services Commission

Prince Edward Island Office of the Superintendent of Securities

Office of the Superintendent of Securities Service Newfoundland and Labrador Nunavut Securities Office

Dear Sirs/Madams:

Re: mCloud Technologies Corp. (formerly Universal mCloud Corp.)

We refer to the short form base shelf prospectus for Nunavut and the amended and restated short form base shelf prospectus for the Provinces of Canada of mCloud Technologies Corp. (the "Company") dated April 28, 2020 (the "Prospectus") qualifying the distribution of common shares, preferred shares, debt securities, subscription receipts, warrants and units.

We consent to being named and to the use in the above-mentioned Prospectus, of our report dated May 29, 2019 to the shareholders of the Corporation on the following consolidated financial statements:

a.	Consolidated statements of financial position as at December 31, 2018 and 2017, and;
b.	Consolidated statements of loss and comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for the years ended December 31, 2018 and 2017 and notes to the consolidated financial statements.

We report that we have read the Prospectus and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook - Assurance.

Yours truly,

MNP LLP